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        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

QWEST RESPONDS TO MCI BOARD'S ACTION
Qwest Weighing its Options; Shareholders Will Dictate Next Steps

        DENVER, April 6, 2005—In response to the MCI Board of Directors' rejection of Qwest's (NYSE: Q) recent bid to acquire MCI, the company issued the following statement:

        "Qwest has diligently pursued a combination with MCI over an extended period of time. Throughout this process, Qwest has focused on delivering maximum value to MCI shareholders while creating benefits for all shareholders, stakeholders and customers.

        MCI's Board of Directors has chosen to reject what we believe is a superior offer to acquire MCI. The company is currently weighing its options and shareholders will help dictate the next steps in this process.

        After 10 months of thorough analysis and discussion, Qwest developed a proposal that maximizes share owner value and carefully balances the risk/reward for investors.

        We believe that Qwest's current proposal clearly provides superior value for shareholders:

  •
  With a total cash and stock offer of $27.50, Qwest's bid stands at nearly a 20 percent premium over Verizon's offer of $23.10.

  •
  The cash component of Qwest's bid—$13.50 per share—is 62 percent greater than Verizon's $8.35 per share.

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  As a result of the roughly 40 percent equity stake MCI shareholders would have in a combined Qwest/MCI, shareholders will enjoy greater participation in synergies—up to $17 per share. With a Verizon deal, MCI shareholders are left with a roughly four percent stake in a combined entity. Synergy upside in such a scenario is only about $1 for each MCI share.

  •
  Given the nature and geographic distribution of the combined Qwest/MCI assets, Qwest continues to assert that regulatory approval will be quicker, giving shareholders faster access to the proceeds and synergies of the combined organization.

        Each element of Qwest's superior proposal and operational plan has been reviewed with MCI's Board and its management in detail. Our more than 10 months of intensive discussions, including the expanded due diligence granted us by MCI in March, have convinced us that our plans for a combined Qwest/MCI are achievable and should deliver on the synergies that we have identified.

        We are confident that our offer is superior, and statements of support from many MCI shareowners indicate that they are in agreement with us. And, as stated above, Qwest will allow shareholders to dictate the next steps.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street,

Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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QWEST RESPONDS TO MCI BOARD'S ACTION Qwest Weighing its Options; Shareholders Will Dictate Next Steps